[GRAPHIC OMITTED] Acergy

               Acergy S.A. awarded $260 million contract in Brazil

London, England - July 14, 2009 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) announced today that it has been awarded a new four year contract for the Polar Queen by Petrobras in Brazil, with an option for an additional four years.

This contract, valued at approximately $260 million for the first four years, is for the provision of flexible laying services, offshore Brazil. The contract is due to commence in early 2010.

Bruno Chabas, Acergy Chief Operating Officer, said: "We are pleased to have been awarded this contract which demonstrates the continued confidence of Petrobras in Acergy. It builds upon our excellent operational and safety track record of working with Petrobras and demonstrates the high degree of client satisfaction with our operational capabilities and our strong local organisation."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

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Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These forward-looking statements include, but are not limited to, statements as to the value of the awarded contracts, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.